UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of October 27, 2004

Commission File Number: 0-17551

Trans-Orient Petroleum Ltd.
(Translation of registrant’s name into English)

Suite 1407 - 1050 Burrard Street
Vancouver B.C. Canada V6Z 2S3
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

1)	Material Change Report (BC FORM F51-102F3) dated October 27, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

	By:	/s/ Peter Loretto
Peter Loretto
President
Chief Executive Officer
Date: October 27, 2004

This is the form of material change report required under section 85(1) of the Securities Act.

FORM F51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd. 1407-1050 Burrard Street Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about October 27, 2004

Item 3.	Press Release

October 27, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Petroleum - Appointment of New Officer and Director

Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) is pleased to announce today that Mr. Barry MacNeil has accepted the positions of Corporate Secretary, CFO and Director of the Company effective immediately, replacing Mr. Garth Johnson who previously held these positions.

Item 5.	Full Description of Material Change

Vancouver, BC, October 27, 2004 - Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) is pleased to announce today that Mr. Barry MacNeil has accepted the positions of Corporate Secretary, CFO and Director of the Company effective immediately, replacing Mr. Garth Johnson who previously held these positions. Mr. Johnson resigned these positions to pursue other business interests. Mr. MacNeil is a Vancouver based businessman and Certified General Accountant with public company experience. The Board is now comprised of Mr. Peter Loretto, President and CEO, Mr. Barry MacNeil, Corporate Secretary and CFO and Mr. Michael Hart.

For further Information:
604-682-6496

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer (604) 682-6496

Item 9.	Date of Report
October 27, 2004

"Peter Loretto" ______________________________ Peter Loretto, President/Chief Executive Officer Place of Declaration: Vancouver, British Columbia